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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  +------------------+
             [ ] Form 11-K  [ ] Form 10-Q and Form 10-QSB  | SEC FILE NUMBER  |
                             [ ] Form N-SAR                |                  |
                     December 31, 2001                     |     0-29416      |
For Period Ended: ________________________                 +------------------+
                                                           +------------------+
                [ ] Transition Report on Form 10-K         |   CUSIP NUMBER   |
                [ ] Transition Report on Form 20-F         |    90467L-10-0   |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                                      N/A
For the Transition Period Ended: ________________________

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| Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                Not Applicable
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PART I - REGISTRANT INFORMATION
                          UNIFAB International, Inc.
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Full Name of Registrant

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Former Name if Applicable
                                5007 Port Road
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Address of Principal Executive Office (Street and Number)
                          New Iberia, Louisiana 70560
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report or transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[ ] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

                                               (Attach Extra Sheets if Needed)

The Registrant is unable to file timely without unreasonable effort and expense due to the significant and complex nature of the Waiver and Second Amendment to the Registrant's Amended and Restated Credit Agreement that was negotiated and finalized through March 5, 2001. This waiver and amendment required that significant resources be dedicated to determine the proper terms and conditions under which the Registrant could enter into the amendment. As a result of the negotiation and the significant resources that the Registrant had to dedicate to close the transaction, the Registrant was unable to complete its financial statements and the required disclosures to be included in its Annual Report on Form 10-K on a time schedule that would permit the completion of the audit of its financial statements and the receipt by March 31, 2002, of the consents from professional firms that are required to be part of the Form 10-K. Without those consents from such professional firms, the registrant cannot timely file its Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           PETER J. ROMAN                (337)                 373-5506
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 of section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Operating results for the year are significantly different from the operating results for last year. The differences result mainly from impairment charge offs and the closing of a facility. These events were disclosed in the Registrant's September 30, 2001 Form 10-Q.

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                          UNIFAB International, Inc.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       March 28, 2002               By    /s/  PETER J. ROMAN
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                                             Peter J. Roman
                                             Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
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